                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SBA

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             Micro-ASI, Incorporated
                 (Name of Small Business Issuer in its charter)



         TEXAS                                            75-2586030
(State of Incorporation)                       (IRS Employer Identification No.)



                     12655 NORTH CENTRAL EXPWY., SUITE 1000
                               DALLAS, TEXAS 75243
                    (Address of principal executive offices)



                                 (972) 392-9636
                           (Issuer's telephone number)



           Securities to be registered under Section 12(b) of the Act:
                                      NONE



           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK $.001 PAR VALUE

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:


RESULTS OF OPERATIONS:

The Company is a development stage company and to date has had no revenue. The primary activities to date have been limited to designing a notebook computer to showcase emerging technologies such as MCMs and flip-chip packaging, and forming a strategic alliance with a major electronic products distributor. Accordingly, Management does not consider the historical results of operations to be representative of future results of operation of the Company.

During the twelve months ended December 31, 1998 the Company sold 768,800 shares of common stock for $766,300. During the six months ended June 30, 1998 the Company sold 481,000 shares of common stock for $478,500. During the six months ended June 30, 1999 the Company sold 2,145,436 shares of common stock for $2,145,436. The proceeds from the sales of these securities were used to further the development of the Company's notebook computer and finance daily operations.

The following financial information shows results of operations for the twelve months ended December 31, 1998 and 1997 and for the six months ended June 30, 1999 and 1998.


                                  Twelve Months Ended             Six Months Ended
                             -----------------------------   ----------------------------
                             December 31,     December 31,    June 30,         June 30,
Summary Income Statement          1998            1997          1999             1998
------------------------     ------------     -----------    -----------      -----------
                                                             (unaudited)      (unaudited)
Interest Income               $    8,649       $   2,153     $     7,444      $     5,517
Research and Development        (302,355)       (186,500)       (375,888)        (188,027)
General and Administrative      (516,964)       (179,959)     (1,331,331)        (127,841)
Interest Expense                  (7,407)        (62,511)         (1,749)          (3,907)
                              ----------       ---------     -----------      -----------
     Net Loss                 $ (818,077)      $(426,817)    $(1,701,524)     $  (314,528)
                              ==========       =========     ===========      ===========

The increase in General and Administrative expenses for the twelve months ended December 31, 1998 compared to the twelve months ended December 31, 1997 was primarily attributable to increases in consulting fees, legal and professional fees, and travel expenses.


The increase in General and Administrative expenses for the six months ended June 30, 1999 compared to the six months ended June 30, 1998 was primarily attributable to increases in consulting fees, legal and professional fees, travel expenses, and a non-cash charge of $600,000 resulting from the issuance of 600,000 shares of common stock for past services rendered. The increase in Research and Development expenses is attributable to the Company beginning its funding of its product development agreement with ZAE Research, Inc.



                                  December 31,        December 31,          June 30,            June 30,
         ASSETS                       1998               1997                 1999                1998
                                  -----------         -----------         -----------         -----------
                                                                          (unaudited)         (unaudited)
Cash and short term investment    $   177,821         $   246,545         $ 1,114,858         $   378,504
Other Assets                            5,427              13,385             238,822               8,385
                                  -----------         -----------         -----------         -----------
Total Assets                      $   183,248         $   259,930         $ 1,353,680         $   386,889
                                  ===========         ===========         ===========         ===========


LIABILITIES AND SHAREHOLDERS
     EQUITY (DEFICIT)
Accounts Payable                  $   188,492         $   193,305         $   135,424         $   179,615
Note & Interest Payable                87,812             107,904                   0              84,311
Common Stock $.001 par value           16,344              15,575              18,357              16,056
Additional Capital                  1,886,868           1,121,337           4,897,691           1,599,356
Deficit Accumulated during
  development stage                (1,996,268)         (1,178,191)         (3,697,792)         (1,492,449)
                                  -----------         -----------         -----------         -----------
Total Liabilities & Equity
  (Deficit)                       $   183,248         $   259,930         $ 1,353,680         $   386,889
                                  ===========         ===========         ===========         ===========

The increase in cash at June 30, 1999 reflects the additional sales of shares of common stock. All other line items, excluding Deficit Accumulated, in the development stage, which reflects the operating loss, have remained relatively unchanged.


PLAN OF OPERATIONS:


The Company is currently planning to complete the design and have prototype notebook computers available in the fourth quarter of 1999.


LIQUIDITY AND CAPITAL RESOURCES:


In addition to the above stock sales, during the period July 1, 1999 through July 31, 1999 the Company sold an additional 75,000 shares of Common Stock for $75,000. Management believes that the proceeds from the sale of this stock combined with the Company's current working capital will provide the Company with needed working capital for at least ten months. As of July 31, 1999, the Company has no debt and the only fixed obligation is the office lease rental of $8,330 per month. However, to execute its business plan, the Company intends to sell additional shares of common stock in the fall of 1999 to raise up to $15,000,000. The proceeds from the sale of these securities would provide for the following:


         (1)      Acquiring a facility for a research and design center

                           Micro-ASI will begin construction of a 60,000 square foot Technology Integration Deployment Center ("TIDC") late in the first quarter of year 2000. The TIDC will be a "Star Wars-like" collection of capabilities, tools and technologies, staffed with engineers and technologists, The TIDC and its staff is a pivotal element of the Company's strategy to absorb, improve and create its intellectual property and innovative core technologies, and then to provide Micro-ASI customers with full, systems-level solutions leveraging these technologies.

         (2)      Employing additional senior level management

         (3)      Employing both senior and junior level design engineers

         (4)      Providing equipment and software tools for design engineers

         (5)      Continued development of current product

         (6) Initiating large scale redesign programs for high volume products

         (7)      Working capital for daily operations


Should the Company not raise additional capital, planned operations will be materially adversely affected. If less than $15,000,000 is raised, the Company would have viable alternative courses of action. First, the Technology Integration Deployment Center could be a leased facility for an amount substantially less than a newly constructed facility. The difference in leasing versus construction could be as much as $6,000,000. Secondly, the Company intends to hire personnel to work on many projects simultaneously. An alternative, which would affect the rate of growth of the Company's revenues, would be to reduce the number of initial projects.

                                 Micro-ASI, Inc.
                          (a development stage company)

                              Financial Statements






                                    CONTENTS


Reports of Independent Auditors ...............................................................   F-1

Balance Sheets as of December 31, 1998 and June 30, 1999 (unaudited) ..........................   F-3

Statements of Operations for the years ended December 31, 1997 and 1998, the period from
         February 1, 1995 (inception) through December 31, 1998, the six month periods ended June 30, 1998 and 1999 (unaudited) and the period from
         February 1, 1995 (inception) through June 30, 1999
         (unaudited) ..........................................................................   F-4

Statements of Stockholders' Equity (Deficit) for the period February 1, 1995 (inception)
         through December 31, 1998 and the six months ended June 30, 1999 (unaudited) .........   F-5

Statements of Cash Flows for the years ended December 31, 1997 and 1998, the period from
         February 1, 1995 (inception) through December 31, 1998, the six month periods ended June 30, 1998 and 1999 (unaudited) and the period from
         February 1, 1995 (inception) through June 30, 1999 (unaudited) .......................   F-6

Notes to Financial Statements .................................................................   F-7


                         Report of Independent Auditors


The Board of Directors
Micro-ASI, Inc.

We have audited the accompanying balance sheet of Micro-ASI, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, and for the period February 1, 1995 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 1997, and for the period February 1, 1995 (inception) through December 31, 1997, were audited by other auditors whose report dated September 21, 1998 expressed an unqualified opinion on those statements. The financial statements for the period February 1, 1995, (inception) through December 31, 1997, include a deficit accumulated during the development stage of $1,178,191. Our opinion on the statements of operations, stockholders' equity (deficit), and cash flows for the period February 1, 1995, (inception) through December 31, 1998, insofar as it relates to amounts for prior periods through December 31, 1997, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Micro-ASI, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and the period from February 1, 1995 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.


Dallas, Texas
June 23, 1999                                              /s/ ERNST & YOUNG LLP

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Micro-ASI, Inc.
(A Development Stage Company)
Dallas, Texas

We have audited the statements of operations, stockholders' equity (deficit), and cash flows of Micro-ASI, Inc. (a development stage company) for the year ended December 31, 1997 and for the period from inception on February 1, 1995 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Micro-ASI, Inc. (a development stage company) for the year ended December 31, 1997 and from inception on February 1, 1995 to December 31, 1997, in conformity with generally accepted accounting principles.

/s/ JONES, JENSEN & COMPANY L.L.C.

Jones, Jensen & Company
Salt Lake City, Utah
September 21, 1998

                                 Micro-ASI, Inc.
                          (a development stage company)

                                 Balance Sheets



                                                                       DECEMBER 31,      JUNE 30,
                                                                          1998             1999
                                                                       -----------      -----------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                                            $   177,821      $   614,285
  Short-term investments                                                        --          500,573
                                                                       -----------      -----------
Total current assets                                                       177,821        1,114,858

Property and equipment, net                                                  5,427           62,112
Other assets                                                                    --          176,710
                                                                       ===========      ===========
Total assets                                                           $   183,248      $ 1,353,680
                                                                       ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                                     $   188,492      $   135,424
  Accrued interest                                                          17,812               --
                                                                       -----------      -----------
Total current liabilities                                                  206,304          135,424

Note payable                                                                70,000               --
                                                                       -----------      -----------
Total liabilities                                                          276,304          135,424

Stockholders' equity (deficit):
  Preferred stock, $.01 par value:
    Authorized shares - 1,000,000                                               --               --
  Common stock, $.001 par value:
    Authorized shares - 20,000,000
    Issued and outstanding shares - 16,343,800 at December
       31, 1998 and 18,356,636 at June 30, 1999 (unaudited)                 16,344           18,357
  Additional capital                                                     1,886,868        4,897,691
  Deficit accumulated during the development stage                      (1,996,268)      (3,697,792)
                                                                       -----------      -----------
Total stockholders' equity (deficit)                                       (93,056)       1,218,256
                                                                       -----------      -----------
Total liabilities and stockholders' equity (deficit)                   $   183,248      $ 1,353,680
                                                                       ===========      ===========


See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Operations


                                                 YEARS ENDED             CUMULATIVE FROM
                                        -----------------------------    FEBRUARY 1, 1995
                                        DECEMBER 31,     DECEMBER 31,  (INCEPTION) THROUGH
                                           1997              1998       DECEMBER 31, 1998
                                        ------------     ------------  -------------------
Revenues                                $         --     $         --     $         --

Expenses:
  Research and development                   186,500          302,355          532,615
  General and administrative                 179,959          516,964        1,376,132
                                        ------------     ------------     ------------
     Total Expenses                          366,459          819,319        1,908,747
                                        ------------     ------------     ------------

Operating loss                              (366,459)        (819,319)      (1,908,747)

Other income (expense):
  Interest income                              2,153            8,649           10,802
  Interest expense                           (62,511)          (7,407)         (98,323)
                                        ------------     ------------     ------------
                                             (60,358)           1,242          (87,521)
                                        ------------     ------------     ------------

Net loss                                $   (426,817)    $   (818,077)    $ (1,996,268)
                                        ============     ============     ============

Basic and diluted net loss per share    $       (.03)    $      (0.05)
                                        ============     ============
Weighted average shares outstanding       13,259,000       15,957,781
                                        ============     ============

                                                                               CUMULATIVE FROM
                                            SIX MONTHS       SIX MONTHS       FEBRUARY 1, 1995
                                          ENDED JUNE 30,   ENDED JUNE 30,    (INCEPTION) THROUGH
                                               1998             1999            JUNE 30, 1999
                                          ---------------  --------------    -------------------
                                            (UNAUDITED)     (UNAUDITED)         (UNAUDITED)
Revenues                                  $         --     $         --         $         --

Expenses:
  Research and development                     188,027          375,888              908,503
  General and administrative                   127,841        1,331,331            2,707,463
                                          ------------     ------------         ------------
     Total Expenses                            315,868        1,707,219            3,615,966
                                          ------------     ------------         ------------

Operating loss                                (315,868)      (1,707,219)          (3,615,966)

Other income (expense):
  Interest income                                5,517            7,444               18,246
  Interest expense                              (3,907)          (1,749)            (100,072)
                                          ------------     ------------         ------------
                                                 1,610            5,695              (81,826)
                                          ------------     ------------         ------------

Net loss                                  $   (314,258)    $ (1,701,524)        $ (3,697,792)
                                          ============     ============         ============

Basic and diluted net loss per share      $      (0.02)    $      (0.10)
                                          ============     ============
Weighted average shares outstanding         15,814,000       17,169,822
                                          ============     ============


See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                  Statements of Stockholders' Equity (Deficit)



                                                                         COMMON STOCK
                                                       ISSUANCE    ------------------------   ADDITIONAL
                                                         PRICE       SHARES        AMOUNT      CAPITAL
                                                       --------    -----------    ---------  -------------
1995
Issuance for notes                                      $ 0.001      9,000,000    $   9,000  $      (7,500)
Net loss for year ended December 31, 1995                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1995                                         9,000,000        9,000         (7,500)
1996
Issuance for forgiveness of debt                          0.167      3,000,000        3,000        497,000
Contribution of interest payable to additional
   capital                                                                   -            -         28,405
Net loss for year ended December 31, 1996                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1996                                        12,000,000       12,000        517,905
1997
Sale of common stock                                      0.100      2,775,000        2,775        274,725
Sale of common stock                                      0.333        600,000          600        199,400
Sale of common stock                                      0.500        200,000          200         99,800
Contributed capital                                                          -            -         29,507
Net loss for year ended December 31, 1997                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1997                                        15,575,000       15,575      1,121,337
1998
Sale of common stock                                       .993        324,500          325        321,675
Sale of common stock                                      1.000        444,300          444        443,856
Net loss for year ended December 31, 1998                                    -            -              -
                                                                   -----------    ---------  -------------
Balance at December 31, 1998                                        16,343,800       16,344      1,886,868
1999
Sale of common stock (unaudited)                          1.000      2,145,436        2,145      2,143,291
Issuance for services (unaudited)                         1.000        867,400          868        866,532
Return of stock (unaudited)                               0.001     (1,000,000)      (1,000)         1,000
Net loss for the period ended June 30, 1999
   (unaudited)                                                               -            -              -
                                                                   -----------    ---------  -------------
Balance at June 30, 1999 (unaudited)                                18,356,636    $  18,357  $   4,897,691
                                                                   ===========    =========  =============

                                                          DEFICIT ACCUMULATED
                                                        DURING THE DEVELOPMENT  TOTAL STOCKHOLDERS'
                                                                STAGE           EQUITY (DEFICIT)
                                                        ----------------------  -------------------
1995
Issuance for notes                                          $            -        $        1,500
Net loss for year ended December 31, 1995                         (610,757)             (610,757)
                                                            --------------        --------------
Balance at December 31, 1995                                      (610,757)             (609,257)
1996
Issuance for forgiveness of debt                                         -               500,000
Contribution of interest payable to additional
   capital                                                               -                28,405
Net loss for year ended December 31, 1996                         (140,617)             (140,617)
                                                            --------------        --------------
Balance at December 31, 1996                                      (751,374)             (221,469)
1997
Sale of common stock                                                     -               277,500
Sale of common stock                                                     -               200,000
Sale of common stock                                                     -               100,000
Contributed capital                                                      -                29,507
Net loss for year ended December 31, 1997                         (426,817)             (426,817)
                                                            --------------        --------------
Balance at December 31, 1997                                    (1,178,191)              (41,279)
1998
Sale of common stock                                                     -               322,000
Sale of common stock                                                     -               444,300
Net loss for year ended December 31, 1998                         (818,077)             (818,077)
                                                            --------------        --------------
Balance at December 31, 1998                                    (1,996,268)              (93,056)
1999
Sale of common stock (unaudited)                                         -             2,145,436
Issuance for services (unaudited)                                        -               867,400
Return of stock (unaudited)                                              -                     -
Net loss for the period ended June 30, 1999
   (unaudited)                                                  (1,701,524)           (1,701,524)
                                                            --------------        --------------
Balance at June 30, 1999 (unaudited)                        $   (3,697,792)       $    1,218,256
                                                            ==============        ==============


See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Cash Flows


                                                                YEARS ENDED            CUMULATIVE FROM
                                                        ----------------------------   FEBRUARY 1, 1995
                                                        DECEMBER 31,    DECEMBER 31, (INCEPTION) THROUGH
                                                           1997            1998       DECEMBER 31, 1998
                                                        -----------     ------------  ------------------

OPERATING ACTIVITIES
Net loss                                                $  (426,817)    $  (818,077)    $(1,996,268)
Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation                                               4,908          14,471          25,626
   Common stock issued to incorporators                          --              --           1,500
   Common stock issued for services                              --              --              --
Changes in operating assets and liabilities:
   Accounts payable                                         (46,457)         (4,813)        188,492
   Accrued interest                                          12,904           4,908          17,812
   Other assets                                                  --              --              --
                                                        -----------     -----------     -----------
Net cash used in operating activities                      (455,462)       (803,511)     (1,762,838)

INVESTING ACTIVITIES
Capital expenditures                                             --          (6,513)        (31,053)
Purchase of short-term investment                                --              --              --
                                                        -----------     -----------     -----------
Net cash used in investing activities                            --          (6,513)        (31,053)

FINANCING ACTIVITIES
Proceeds from issuance of notes                                  --              --         595,000
Sales of common stock                                       577,500         766,300       1,343,800
Contributed capital                                          29,507              --          57,912
Principal payments on notes                                  95,000         (25,000)        (25,000)
                                                        -----------     -----------     -----------
Net cash provided by financing activities                   702,007         741,300       1,971,712
                                                        -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents        246,545         (68,724)        177,821
Cash and cash equivalents at beginning of period                 --         246,545              --
                                                        -----------     -----------     -----------
Cash and cash equivalents at end of period              $   246,545     $   177,821     $   177,821
                                                        ===========     ===========     ===========

SUPPLEMENTAL INFORMATION
Cash paid for interest                                  $    47,492     $     7,407     $    54,899
                                                        ===========     ===========     ===========


                                                                                                 CUMULATIVE FROM
                                                           SIX MONTHS        SIX MONTHS         FEBRUARY 1, 1995
                                                          ENDED JUNE 30,    ENDED JUNE 30,     (INCEPTION) THROUGH
                                                              1998              1999              JUNE 30, 1999
                                                         ---------------   ---------------      ------------------
                                                           (UNAUDITED)       (UNAUDITED)           (UNAUDITED)
OPERATING ACTIVITIES
Net loss                                                  $  (314,258)       $(1,701,524)          $(3,697,792)
Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation                                                 5,000              4,737                30,363
   Common stock issued to incorporators                            --                 --                 1,500
   Common stock issued for services                                --            647,400               647,400
Changes in operating assets and liabilities:
   Accounts payable                                           (13,690)           (53,068)              135,424
   Accrued interest                                             1,407            (17,812)                   --
   Other assets                                                    --            (26,710)              (26,710)
                                                          -----------        -----------           -----------
Net cash used in operating activities                        (321,541)        (1,146,977)           (2,909,815)

INVESTING ACTIVITIES
Capital expenditures                                               --            (61,422)              (92,475)
Purchase of short-term investments                                 --           (500,573)             (500,573)
                                                          -----------        -----------           -----------
Net cash used in investing activities                              --           (561,995)             (593,048)

FINANCING ACTIVITIES
Proceeds from issuance of notes                                    --                 --               595,000
Sales of common stock                                         478,500          2,145,436             3,489,236
Contributed capital                                                --                 --                57,912
Principal payments on notes                                   (25,000)                --               (25,000)
                                                          -----------        -----------           -----------
Net cash provided by financing activities                     453,500          2,145,436             4,117,148
                                                          -----------        -----------           -----------

Net increase (decrease) in cash and cash equivalents          131,959            436,464               614,285
Cash and cash equivalents at beginning of period              246,545            177,821                    --
                                                          -----------        -----------           -----------
Cash and cash equivalents at end of period                $   378,504        $   614,285           $   614,285
                                                          ===========        ===========           ===========

SUPPLEMENTAL INFORMATION
Cash paid for interest                                    $        --        $     1,749           $    56,648
                                                          ===========        ===========           ===========


See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                          Notes to Financial Statements


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES

ORGANIZATION

Micro-ASI, Inc. (the Company) is a development stage company incorporated on February 1, 1995, for the purpose of designing, developing, manufacturing and marketing advanced-technology packaging systems called multi-chip modules ("MCMs"). The Company's intended initial application of this technology is in notebook computers.

DEVELOPMENT STAGE COMPANY

The Company will continue to be a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," until it generates significant revenue from its MCMs. Successful development of a development stage company, particularly advanced technology related companies, is costly and highly competitive. The Company's growth and ultimate success depends on the timely development and market acceptance of new products and its ability to raise needed capital. A development stage company involves risks and uncertainties, and there are no assurances that the Company will be successful in its efforts.

INTERIM FINANCIAL STATEMENTS


The unaudited financial statements as of June 30, 1999 and for the six months in the periods ended June 30, 1999 and 1998 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. The results for the six months in the period ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.


CONCENTRATION OF CREDIT RISK

At December 31, 1998, the Company's cash equivalents consisted principally of money market accounts.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


SHORT-TERM INVESTMENTS

The Company's short-term investments consist of United States Government agency securities.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES (CONTINUED)

INCOME TAXES

Deferred income taxes are determined using the liability method, which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method also gives immediate effect to changes in income tax laws.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

NET LOSS PER SHARE

Basic and diluted net loss per share is computed using the Company's net loss for each period presented divided by the average common shares outstanding. The Company had no other equity instruments outstanding during any of the periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 (Statement 130), Reporting Comprehensive Income. Statement 130 establishes new rules for the adopting and display of comprehensive income and its components; however, the adoption of this Statement has no impact on the Company's results of operations or stockholders' equity as the Company has no other elements of other comprehensive income.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


                                                ESTIMATED
                                                 USEFUL        DECEMBER 31,        June 30,
                                                  LIFE            1998              1999
                                                ---------     -------------      ----------
                                                                                 (UNAUDITED)
   Computer equipment                               3         $       6,513      $   13,390
   Furniture and fixtures                           5                    --          23,216
   Leasehold improvements                           1                    --          31,329

   Less accumulated depreciation                                     (1,086)         (5,823)
                                                              -------------      ----------
                                                              $       5,427      $   61,112
                                                              =============      ==========


3. NOTE PAYABLE

The $70,000 note payable to an original promoter of the Company at December 31, 1998, is due on demand with interest accruing on the unpaid balance at a rate of 10%, compounding semi-annually and payable annually in arrears. In April 1999, this note payable was exchanged for 100,000 shares of the Company's common stock.

4. INCOME TAXES

At December 31, 1998, the Company's net deferred tax assets of approximately $675,000 relate primarily from net operating loss carryforwards for federal income tax purposes which begin expiring in 2011. The tax benefit of the net operating loss carryforwards is fully offset by a valuation allowance due to uncertainty related to future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements. No other significant reconciling items exist between the actual effective tax and the expected effective tax rate for 1997 and 1998.

5. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with a firm owned by the Company's Chairman for the design, development and marketing of MCMs. Fees and expenses paid totaled $135,000, $330,000, $150,000, and $150,000 for the years ended
December 31, 1997 and 1998 and for the six months in the period ended June 30, 1999 and 1998 (unaudited), respectively.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


5. RELATED PARTY TRANSACTIONS (CONTINUED)


The Company had a consulting agreement with a firm owned by the Company's President and Chief Executive Officer for administrative and financial management. Fees and expenses paid totaled $40,000, $95,000, and $35,000 for the years ended December 31, 1997 and 1998 and for the six months in the period ended June 30, 1998 (unaudited), respectively. This agreement ended in December 1998 when the President joined the Company full time.



The Company paid approximately $10,000, $100,000, $27,000, and $221,600 to other related parties for development related activities and expense reimbursements in 1997 and 1998 and for the six months in the period ended June 30, 1998 and 1999 (unaudited), respectively.


6. YEAR 2000 (UNAUDITED)

The Company's assessment of its year 2000 problem indicates that its exposure is very limited currently as the Company has no operations. Computer hardware and software used in the business are recently acquired and are believed to be year 2000 compliant. As the Company continues to explore product development arrangements (both internally and with third parties), management will use its best judgment to assess the year 2000 implications, if any, these arrangements present. The Company believes the year 2000 issue will not pose significant operational problems and its costs, if any, will be nominal.

7. SUBSEQUENT EVENTS

OPERATING LEASES

In May 1999, the Company entered into a non-cancelable operating lease for office space with future minimum rental payments of $66,637 for 1999 and $33,318 for 2000.


INVESTMENT IN ZAE

On March 25, 1999, the Company entered into an agreement with ZAE Research, Inc.
(ZAE), whereby, the Company will invest up to $1,000,000 in ZAE. In return, the Company will receive a 50% ownership interest in one of ZAE's subsidiaries and a 10.5% royalty paid on all consolidated gross revenue of ZAE and its subsidiaries, excluding the subsidiary with the aforementioned 50% interest. As of June 30, 1999, the Company had invested approximately $134,000 in ZAE and has not recorded any revenues from royalties. The Company's funding has been used for product development by ZAE and accordingly has been expensed by the Company.


COMMON STOCK

In April 1999, the Company and one of its original promoters finalized an agreement whereby 1,000,000 shares of stock previously issued to the promoter, on the condition that he join the Company as a full time employee, were returned as it was agreed that the promoter will not join the Company as a full-time employee.

                                 Micro-ASI, Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


7. SUBSEQUENT EVENTS (CONTINUED)


In June 1999, the Company granted 150,000 shares to its outside investment banking firm for future services covering a six month period ending December 1999. The fair value of these shares, $150,000 will be expensed over the remaining service period. The fair value of these shares will be remeasured at each reporting date and any increase or decrease in the fair value of the shares will be adjusted through a cumulative effect adjustment. Additionally, the Company granted 600,000 shares to this firm for services performed in connection with investor relation activities.


On June 23, 1999, the Company raised approximately $860,000 through the sale of its common stock at $1.00 per share.


During July and August 1999 the Company sold 432,600 shares of common stock for $432,600 and issued an additional 9,375 shares of common stock for services rendered valued at $9,375.

                                    PART III

ITEM 1 INDEX TO EXHIBITS:

The following documents are filed as exhibits to this Form 10SBA:


         (6)      Material Contracts:

                           Exhibit 27.1 Financial Data Schedule for the Six Month Period Ended June 30, 1999

                           Exhibit 27.2 Financial Data Schedules for (a) the Period February 1, 1995 (Inception) through June 30, 1999, (b) the Period February 1, 1995 (Inception) through December 31, 1998, (c) the Year Ended December 31, 1998, (d) the Six Month Period Ended June 30, 1998, and (e) the Year Ended December 31, 1997

ITEM 2 DESCRIPTION OF EXHIBITS:

The Exhibits listed in Item 1 of this Part III are filed herewith.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the issuer has duly caused this document to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Issuer:

                                       Micro-ASI, Incorporated

Date:

August  12, 1999                       /s/ JOEL E. CLAYBROOK
                                       -----------------------------------------
                                       By: Joel E. Claybrook, President

                               INDEX TO EXHIBITS


  Exhibit
  Number               Description
  -------              -----------
   27.1                Financial Data Schedule for the Six Month Period Ended
                       June 30, 1999

   27.2                Financial Data Schedules for (a) the Period February 1,
                       1995 (Inception) through June 30, 1999, (b) the Period
                       February 1, 1995 (Inception) through December 31, 1998,
                       (c) the Year Ended December 31, 1998, (d) the Six Month
                       Period Ended June 30, 1998, and (e) the Year Ended
                       December 31, 1997
